FMC

FRASER MILNER CASGRAIN LLP

SUPPL

06016549

Barbara Ross
Law Clerk
Direct Line: 416-863-4676
barb.ross@fmc-law.com

August 30, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs/Mesdames:

Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Press Release dated August 11, 2006;

(b) Early Warning Report under National Instrument 62-103, Alternative Monthly Reporting System;

(c) Interim Financial Statements for the period ended June 30, 2006;

(d) B.C. Form 51-901F for the period ended June 30, 2006;

dw 9/6

(e) Interim Management's Discussion and Analysis for the period ended June 30, 2006; and

(f) CEO and CFO Interim Filings Certifications for the period ended June 30, 2006.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Barbara Ross
Law Clerk

/br
Enclosures

cc: Brian Jamieson, Jannock Properties Limited (with encls.)
Richard Scott, Fraser Milner Casgrain LLP (w/o encls.)
Catherine Pham, Fraser Milner Casgrain LLP (w/o encls.)

3326100_1

Jannock Properties Limited

Press Release

August 11, 2006

Jannock Properties Limited reports June 30, 2006 results.

TORONTO, ONTARIO—Jannock Properties Limited today reported a net loss of $12,000 ($0.00 per share) for the Second Quarter of 2006 compared with earnings of $73,000 ($0.00 per share) for the same period in 2005.

Real Estate

There were no repayments of mortgages receivable during the Second Quarter of 2006 however all interest payments have been received when due.

The outstanding balance for the two remaining mortgages is $3,670,000 with repayments due in 2007, or earlier if the purchasers make partial discharges in order to commence construction activities.

Cash Flows from Operations

Cash provided by operating activities in the Second Quarter of this year amounted to $56,000 compared to $4,399,000 for the same period last year. The major differences are due to:

- Cash receipts for the Second Quarter this year were $148,000 and were primarily interest received on outstanding mortgage receivables and on cash surpluses. This compares with $4,807,000 for the Second Quarter of last year, which included repayments of mortgages receivable of $4,658,000 and interest of $149,000.
- Cash payments for the Second Quarter this year were $92,000 and were mainly administrative costs. In the same period last year cash payments were $408,000 and included $322,000 for expenditures on land development.

Jancor Companies, Inc.

Operating results in the Second Quarter continued to show improvement from last year primarily due to improved sales volumes. Resin costs remain high but are showing some signs of softening. Debt levels dropped as borrowings passed the seasonal peak.

Jancor expects to show significant improvement in its results in 2006, providing that there are not any unusual weather conditions such as last year's major hurricanes.

Corporate Items

In the Second Quarter of this year administrative costs of $110,000 were only slightly lower than in the same period last year due to some provisions for one-time costs.

Effective July 1, 2006 the Corporation has appointed Equity Transfer & Trust Company as its transfer agent. It is expected that this change will result in a significant cost saving in the future.

A cash distribution equivalent to $0.05 per Unit was paid on June 16, 2006 through the redemption of 5 of the Class A Special shares that were included in each unit. Currently each Unit consists of one Class B common share and 70 Class A special shares.

The Corporation's Annual General Meeting was held in Toronto on May 10, 2006. At this meeting shareholders approved the re-election of J. Lorne Braithwaite, Ian C.B. Currie, Robert W. Korthals and David P. Smith as directors of the Corporation and the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation.

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the Canadian Venture Exchange (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	JUNE 30 2006 (unaudited)	DECEMBER 31 2005
ASSETS		
Mortgages receivable (note 3)	**3,670**	4,183
Other assets	**82**	68
Cash and cash equivalents	**2,341**	4,562
	$ 6,093	$ 8,813
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	**$ 171**	$ 186
Income taxes payable	**24**	947
Future income taxes	**357**	354
	$ 552	$ 1,487
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 24,896**	$ 26,677
Contributed surplus	**6,868**	6,868
Deficit	**(26,223)**	(26,219)
	$ 5,541	$ 7,326
	$ 6,093	$ 8,813

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amount)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	**2006**	2005
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)	**$ -**	$ -	**$ -**	$ 2,700
Cost of sales	**-**	(110)	**-**	979
Gross profit	**-**	110	**-**	1,721
Interest and other income	**92**	118	**189**	270
General and administrative costs	**(110)**	(113)	**(195)**	(254)
Income before income taxes	**(18)**	115	**(6)**	1,737
Income taxes provided/(recovered) (note 5)				
- current	**(7)**	465	**(5)**	813
- future	**1**	(423)	**3**	(185)
Net income/(loss) for the period	**$ (12)**	$ 73	**$ (4)**	$ 1,109
Deficit - beginning of period	**$ (26,211)**	$ (26,577)	**$ (26,219)**	$ (27,613)
Deficit - end of period	**$ (26,223)**	$ (26,504)	**$ (26,223)**	$ (26,504)
Net earnings/(loss) per share	**$ (0.00)**	$ 0.00	**$ (0.00)**	$ 0.03

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	**2006**	2005
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ -**	$ -	**$ -**	$ 2,700
Collection of mortgages receivable	**-**	4,658	**513**	4,658
Interest and other income received	**148**	149	**191**	251
	148	4,807	**704**	7,609
Cash payments				
Real estate commissions	**-**	-	**-**	(155)
Expenditures on land development	**(1)**	(322)	**(5)**	(308)
Income taxes paid	**-**	-	**(918)**	-
Payments of general and administrative and other	**(91)**	(86)	**(221)**	(284)
	(92)	(408)	**(1,144)**	(747)
Total operating activities	**56**	4,399	**(440)**	6,862
FINANCING ACTIVITIES				
Redemption of capital stock	**(1,781)**	(5,345)	**(1,781)**	(5,345)
	(1,781)	(5,345)	**(1,781)**	(5,345)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,725)**	(946)	**(2,221)**	1,517
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 4,066**	$ 4,367	**$ 4,562**	$ 1,904
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 2,341**	$ 3,421	**$ 2,341**	$ 3,421

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2005 and should be read in conjunction with those financial statements.

2. Land sales

There was no land sales during the six months ended June 30, 2006. There was one land sale during the six months to June 30, 2005 which completed the sale of the Company's real estate properties.

3. Mortgages receivable

At June 30, 2006, mortgages receivable of $3,670 (December 31, 2005 - $4,183) are all due in 2007 and carry interest at 6%.

4. Accounts payable and accrued liabilities

At June 30, 2006, an amount of $134 (December 31, 2005 - $138) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Three months ended	
	June 30, 2006	June 30, 2005
Earnings/(loss) before income taxes	$ (6)	$1,737
Expected income taxes/(recovery)	$ (2)	$ 628

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At June 30, 2006, the Company had provided letters of credit amounting to $73 (December 31, 2005 - $173).

Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

8. Related Party Transactions

In March 2006, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by the former President from the original purchaser in 2005.

For the six months to June 30, 2006 the former President was paid $6,000 for consulting services provided to the Corporation ($12,000 for the same period in 2005). He also received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties.

The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

9. Potential Recoveries

The Corporation has submitted a claim for approximately $400,000 for the recovery of some municipal fees relating to one of the properties that it had previously sold. In addition, the Corporation expects to recover approximately $700,000 of levy credits relating to another property that it had sold.

The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

RECEIVED
2006 SEP -6 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EARLY WARNING REPORT UNDER NATIONAL INSTRUMENT 62 - 103 ALTERNATIVE MONTHLY REPORTING SYSTEM

ALTERNATIVE REPORTER: MACKENZIE FINANCIAL CORPORATION
150 Bloor Street West
Toronto, Ontario
M5S 3B5

REPORTING ISSUER: Jannock Properties Limited

REPORT FOR END OF: June 2006

REPORT OF SHARE PURCHASES:

Mackenzie Financial Corporation ("Mackenzie") reports that as a result of purchases of units of Jannock Properties Limited ("Jannock Properties") by one or more of its mutual fund and private client managed accounts, the aggregate number of units of Jannock Properties held by all of Mackenzie's managed accounts at the end of June 2006 was 4,750,425 representing approximately 13.3% of all outstanding shares.

CHANGE FROM PREVIOUS REPORT:

Mackenzie's previous report, dated April 10, 2000, reported holdings as at the end of March 2000 of 4,157,500 common shares of Jannock Properties representing approximately 12.0% of all the outstanding common shares, on behalf of Mackenzie's mutual fund and private client managed accounts. Since March 31, 2006 there has been an increase of 592,925 units or 1.3% of the total outstanding units within Mackenzie's mutual fund and private client managed accounts.

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Mackenzie specifically disclaims any beneficial ownership of the reported units and warrants, but as investment manager it maintains exclusive power to exercise investment control or direction over such shares and warrants for its managed accounts as the beneficial owners.

PURPOSE OF THE REPORT:

The units were acquired in the ordinary course of business. Units are held for investment purposes only and not for the purpose of exercising control or direction over Jannock Properties. Mackenzie managed accounts may from time to time acquire additional units, dispose of some or all of the existing units, or may continue to hold the units.

RELIANCE ON EXEMPTION:

This report is issued under the Alternative Monthly Reporting System described in National Instrument 62 - 103. Neither Mackenzie nor any of its managed accounts presently intend to:

a) make a formal take-over bid for any units of Jannock Properties;
b) propose a transaction that would constitute a take-over bid in reliance on an exemption in the Securities Act (Ontario); or
c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with Jannock Properties which would result in Mackenzie's managed accounts controlling the company, alone or with others.

CERTIFICATION:

To the best of its knowledge:

a) Mackenzie and its managed accounts do not in the ordinary course of business receive material facts or changes about Jannock Properties which have not been publicly disclosed;
b) Mackenzie is eligible to file this Alternative Monthly Reporting System report pursuant to the National Instrument;
c) Mackenzie is not a joint actor with anyone else in connection with this report; and
d) Mackenzie and its managed accounts have not entered into any agreements with Jannock Properties in connection with the purchase.

AGGREGATION RELIEF

The following Mackenzie mutual funds are eligible for aggregation relief pursuant to section 5.2 of the National Instrument:

Fund	Portfolio Advisor
Keystone AGF Equity Fund	AGF Funds Inc. Toronto, Ontario
Keystone Elliott & Page High Income Fund	MFC Global Investment Management (Canada), a division of Elliot & Page Limited, Toronto, Canada
Keystone Beutel Goodman Bond Fund	Beutel, Goodman and Company Ltd. Toronto, Ontario
Keystone Saxon Smaller Companies Fund	Howson, Tatersall Investment Counsel Ltd., Toronto, Ontario
Keystone AIM Trimark Canadian Equity Fund	AIM Funds Management Inc.,

Keystone AIM Trimark Global Equity Fund Keystone AIM Trimark U.S. Companies Fund	Toronto, Ontario
Keystone Bissett Canadian Equity Fund	Bissett Investment Management Inc., a division of Franklin Templeton Investments Corp., Toronto, Canada

Holdings for these mutual funds are not disclosed in this report, but may be disclosed separately by the portfolio advisor.

CONTACT PERSON:

For further information, contact: Denise Dallimore
Telephone: (416) 922-5322, extension 5146

DATE AND SIGNATURE:

This report is dated July 10, 2006 and is signed by an authorized officer of Mackenzie.

MACKENZIE FINANCIAL CORPORATION

"D. Lynn Vickers"

D. Lynn Vickers
Vice-President, Chief Compliance Officer

NOTICE

RECEIVED
2006 SEP -6 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	JUNE 30 2006 (unaudited)	DECEMBER 31 2005
ASSETS		
Mortgages receivable (note 3)	3,670	4,183
Other assets	82	68
Cash and cash equivalents	2,341	4,562
	$ 6,093	$ 8,813
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	$ 171	$ 186
Income taxes payable	24	947
Future income taxes	357	354
	$ 552	$ 1,487
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	$ 24,896	$ 26,677
Contributed surplus	6,868	6,868
Deficit	(26,223)	(26,219)
	$ 5,541	$ 7,326
	$ 6,093	$ 8,813

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amount)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	**2006**	2005
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)	**$ -**	$ -	**$ -**	$ 2,700
Cost of sales	**-**	(110)	**-**	979
Gross profit	**-**	110	**-**	1,721
Interest and other income	**92**	118	**189**	270
General and administrative costs	**(110)**	(113)	**(195)**	(254)
Income before income taxes	**(18)**	115	**(6)**	1,737
Income taxes provided/(recovered) (note 5)				
- current	**(7)**	465	**(5)**	813
- future	**1**	(423)	**3**	(185)
Net income/(loss) for the period	**$ (12)**	$ 73	**$ (4)**	$ 1,109
Deficit - beginning of period	**$ (26,211)**	$ (26,577)	**$ (26,219)**	$ (27,613)
Deficit - end of period	**$ (26,223)**	$ (26,504)	**$ (26,223)**	$ (26,504)
Net earnings/(loss) per share	**$ (0.00)**	$ 0.00	**$ (0.00)**	$ 0.03

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2006	2005	**2006**	2005
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ -**	$ -	**$ -**	$ 2,700
Collection of mortgages receivable	**-**	4,658	**513**	4,658
Interest and other income received	**148**	149	**191**	251
	148	4,807	**704**	7,609
Cash payments				
Real estate commissions	**-**	-	**-**	(155)
Expenditures on land development	**(1)**	(322)	**(5)**	(308)
Income taxes paid	**-**	-	**(918)**	-
Payments of general and administrative and other	**(91)**	(86)	**(221)**	(284)
	(92)	(408)	**(1,144)**	(747)
Total operating activities	**56**	4,399	**(440)**	6,862
FINANCING ACTIVITIES				
Redemption of capital stock	**(1,781)**	(5,345)	**(1,781)**	(5,345)
	(1,781)	(5,345)	**(1,781)**	(5,345)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,725)**	(946)	**(2,221)**	1,517
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 4,066**	$ 4,367	**$ 4,562**	$ 1,904
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 2,341**	$ 3,421	**$ 2,341**	$ 3,421

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2005 and should be read in conjunction with those financial statements.

2. Land sales

There was no land sales during the six months ended June 30, 2006. There was one land sale during the six months to June 30, 2005 which completed the sale of the Company's real estate properties.

3. Mortgages receivable

At June 30, 2006, mortgages receivable of $3,670 (December 31, 2005 - $4,183) are all due in 2007 and carry interest at 6%.

4. Accounts payable and accrued liabilities

At June 30, 2006, an amount of $134 (December 31, 2005 - $138) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Three months ended	
	June 30, 2006	June 30, 2005
Earnings/(loss) before income taxes	$ (6)	$1,737
Expected income taxes/(recovery)	$ (2)	$ 628

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At June 30, 2006, the Company had provided letters of credit amounting to $73 (December 31, 2005 - $173).
Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

8. Related Party Transactions

In March 2006, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by the former President from the original purchaser in 2005.
For the six months to June 30, 2006 the former President was paid $6,000 for consulting services provided to the Corporation ($12,000 for the same period in 2005). He also received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties. The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

9. Potential Recoveries

The Corporation has submitted a claim for approximately $400,000 for the recovery of some municipal fees relating to one of the properties that it had previously sold. In addition, the Corporation expects to recover approximately $700,000 of levy credits relating to another property that it had sold.
The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited		June 30, 2006	August 11, 2006
ISSUER ADDRESS			
2500 Meadowpine Blvd, &Unit 7			
CITY/PROVINCE/POSTAL CODE		ISSUE FAX NO.	ISSUER TELEPHONE NO.
Mississauga, Ontario, L5N 6C4		(905) 821-1853	(905) 821-4464
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary		(905) 821-4464
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
bjamie@jannockproperties.com	n/a		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
(signed) "*Ian Currie*"	Mr. Ian Currie	August 11, 2006
CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
(signed) "*Brian Jamieson*"	Mr. Brian Jamieson	August 11, 2006

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the three months ended June 30, 2006 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The following is a breakdown of amounts presented in the annual financial statements for material expenses and material deferred costs for the three month period ended June 30, 2006:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures/(recoveries) on property development	$ 0
	Land costs	$ 0
	Development costs	$ 0
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$ 21
	Directors fees	$ 17
	Professional fees	$ 70
	Office administration	$ 1

2. *Related party transactions*

In March 2006, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by the former President from the original purchaser in 2005.

For the six months to June 30, 2006 the former President was paid $6,000 for consulting services provided to the Corporation ($12,000 for the same period in 2005). He also received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties. The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

3. *Summary of securities issued and options granted during the period*

a) Summary of securities issued during the three month period ended June 30, 2006:

Nil.

b) Summary of options granted during the three month period ended June 30, 2006:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at June 30, 2006:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 2,494,235,240 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended June 30, 2006 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual MD&A".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2006
August 11, 2006

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the three months ended June 30, 2006 and the audited financial statements and MD&A for the year ended December 31, 2005, included in the Corporation's 2005 Annual Report to Shareholders. The interim unaudited financial statements for the six months ended June 30, 2006 and the audited financial statements for the year ended December 31, 2005 are both prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2005.

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Corporation, and have reviewed and approved this MD&A and the accompanying financial statements.

Results of Operations – Second Quarter 2006 versus Second Quarter 2005

There were no land sales in the Second Quarter of either this year or last year as all of the remaining properties were sold in the First Quarter of 2005.

There were no gross profits on land sales for the Second Quarter of 2006. Gross profits of $110,000 in the Second Quarter of 2005 related to a reduction in the estimated cost to complete some of the properties that have been sold.

Interest and other income in the Second Quarter was $92,000. In the Second Quarter of 2005, interest and other income was $118,000.

General and administrative expenses in the Second Quarter of 2006 amounted to $110,000 compared with $113,000 for the same period last year.

Net loss for the Second Quarter of 2006 was $12,000 ($0.00 per share) compared with net earnings of $73,000 ($0.00 per share) for the same period in 2005.

Results of Operations – Six Months 2006 versus Six Months 2005

There were no land sales in the six months to June 30, 2006. Land sales in the same period of 2005 consisted of $2,700,000 for the two remaining Milton properties that were sold in the First Quarter.

There were not any gross profits on land sales for the first six months of 2006. Gross profits during this period in 2005 were $1,721,000, most of which related to the gain on the sale of the Milton properties in the First Quarter.

Interest and other income in the six months to June 30, 2006 was $189,000. In the same period in 2005, interest and other income amounted to $270,000.

General and administrative expenses in the first six months of 2006 amounted to $195,000 which is a reduction of 23% from $254,000 for the same period last year.

Net loss for the six months to June 30, 2006 was $4,000 ($0.00 per share) compared with net earnings of $1,109,000 ($0.03 per share) for the same period in 2005.

Outstanding Mortgages Receivable

At June 30, 2006 the Company was holding mortgages receivable of $3,670,000 relating to properties that had previously been sold. All of these mortgages receivable are due in 2007 or earlier if the purchasers make partial discharges in order to commence construction on the sites.

Jancor Companies, Inc (Jancor)

In 2001, Jannock Properties sold its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor. As part of the sale proceeds, Jannock Properties is entitled to receive the next US$5.6 million of any payments of principal and interest on Jancor's subordinated bank debt once cumulative payments have exceeded a total of US$16.7 million. At June 30, 2006, cumulative payments by Jancor on its subordinated debt amounted to US$15.9 million (US$14.8 million at December 31, 2005). Jannock Properties is entitled to receive US$0.1 million of the semi-annual interest payment to be made in September 2006. In 2007, Jancor is expected to retire 50% of its subordinated debt which would result in proceeds of over US$6 million to Jannock Properties. At this time, Jannock Properties has not been able to determine how much of these payments would be taxable. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

The Corporation has received unaudited financial information for Jancor which shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for the six months to June 30, 2006 was US$4.3 mil versus US$1.8 mil a year

earlier. The improvement in EBITDA has been primarily attributed to higher sales volumes in all operations. Market conditions remain favourable and Jancor advises that it expects to continue to show significant improvements in its results for the remainder of the year. In 2005, EBITDA at Jancor for the full year was US$5.6 million.

Senior debt levels at Jancor decreased by US$3 million during the Second Quarter of 2006 to US$16 million. This compares with a level of US$21 million a year earlier.

Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

Cash Flows – Second Quarter 2006 versus Second Quarter 2005

Cash provided by operating activities during the Second Quarter of 2006 amounted to $56,000 compared to $4,399,000 for the same period last year.

- Cash receipts for the Second Quarter of 2006 were $148,000 and were primarily interest received on outstanding mortgage receivables and on cash surpluses. This compares with $4,807,000 for the Second Quarter of last year, which included repayments of mortgages receivable of $4,658,000 and interest receipts of $149,000.
- Cash payments in the Second Quarter of 2006 were $92,000 and were mainly administrative costs. In the same period last year cash payments were $408,000 and included $322,000 for expenditures on land development and $86,000 for administrative costs.

There were no cash flows for investing activities during the Second Quarters of 2006 and 2005.

Cash outflows for financing activities in the Second Quarter of 2006 and 2005 were $1,781,000 and $5,345,000 respectively for distributions to shareholders through the redemption of capital stock.

Cash Flows – Six Months 2006 versus Six Months 2005

Cash used in operating activities during the six months to June 30, 2006 amounted to $440,000 compared to cash provided by operating activities of $6,862,000 for the same period last year.

- Cash receipts for first six months of this year were $704,000 and included the collection of a mortgage receivable of $513,000 and interest and other income of $191,000. In the same period in 2005 cash receipts were $7,609,000 and included proceeds from land sales of $2,700,000, collection of mortgages receivable of $4,658,000 and interest and other income of $251,000.
- Cash payments in the six months to June 30, 2006 were $1,144,000 and included income tax payments of $918,000 and administrative expenditures of $221,000. In the same period last year cash payments were $747,000 and included real estate commissions of $155,000, land development expenditures of $308,000 and administrative expenditures of $284,000.

There were no cash flows for investing activities during the first six months of either 2006 or 2005.

Cash outflows for financing activities in the first six months of 2006 and 2005 were $1,781,000 and $5,345,000 respectively for distributions to shareholders through the redemption of capital stock.

Financial Position

Total assets at June 30, 2006 were $6,093,000 compared with $8,813,000 at December 31, 2005.

- Cash and cash equivalents decreased by $2,221,000 mainly due to a distribution to shareholders of $1,871,000 and income tax payments of $918,000, partially offset by proceeds from the payout of a mortgage receivable of $513,000.
- Mortgages receivable that are held by the Company on previous property sales declined by $513,000 due to a repayment that was received in the First Quarter. The mortgages receivable at June 30, 2006 of $3,670,000 are all due in 2007.

Liabilities at June 30, 2006 were $552,000 compared with $1,487,000 at December 31, 2005.

- Income taxes payable declined by $923,000 due to a payment of $918,000 relating to the expected income taxes on 2005 earnings.

Quarterly Data

(in thousands of Canadian dollars, except per share amounts)

	2006		2005	2005	2005	2005	2004	2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Land sales	$ -	$ -	$ -	$ -	$ -	$ 2,700	$ 2,146	$ 22,097
Net income	(12)	8	14	271	73	1,036	(68)	9,204
Basic income per share	$ (0.00)	$ 0.00	$ -	$ 0.01	$ -	$ 0.03	$ -	$ 0.25
Net cash provided/(used) by operating activities	56	(496)	812	329	4,399	2,463	203	23,073

Contingencies
At June 30, 2006, the Company had provided letters of credit amounting to $73 (December 31, 2005 - $173).
Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

Potential Recoveries
The Corporation has submitted a claim for $470,000 for the recovery of some municipal fees relating to one of the properties that it had previously sold. In addition, the Corporation expects to recover approximately $700,000 of levy credits relating to another property that it had sold.
The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

Outlook
Currently there are $3,670,000 of mortgages receivable outstanding relating to properties that had previously been sold and which are all due in 2007. Construction is expected to commence on a portion of one of the sites and some proceeds may be received as partial discharges during 2006.
In addition, as set out above under Jancor Companies, Inc., the Corporation has the right to receive:

a) US$0.1 million of the semi-annual interest payment to be made by Jancor on its subordinated debt in September 2006 and,
b) An amount in of over US$6 million in 2007, when Jancor is expected to retire 50% of its subordinated debt.

At this time, Jannock Properties has not been able to determine how much of these payments by Jancor would be taxable.
General and administrative expenses are expected to be more than 15% lower in 2006 than in 2005 owing to cost reduction actions that have been taken.

Distributions
A cash distribution equivalent to $0.05 per Unit was made in June 2006 through the redemption of 5 of the 75 Class A Special shares that were then included in each Unit, at a redemption price of $0.01 per share. Following this redemption each Unit now consists of 70 Class A Special shares and one Class B Special share

Risks and Uncertainties
Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners.
As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. At this time, the Company is not aware of any environmental issues that would have a material effect on the financial position of the Company.

Related Party Transactions
In March 2006, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by the former President from the original purchaser in 2005.
For the six months to June 30, 2006 the former President was paid $6,000 for consulting services provided to the Corporation ($12,000 for the same period in 2005). He also received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties. The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

Additional Information relating to the Company
During the three months to June 30, 2006, the Company did not implement any new accounting policies and did not have any transactions with related parties.
At June 30, 2006, the only off-balance sheet transactions were letters of credit of $73,000.

Form 52-109F2 - Certification of Interim Filings

I, Ian C.B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 11, 2006.

(signed) "*Ian C.B. Currie*"
Ian C.B. Currie
President

Form 52-109F2 - Certification of Interim Filings

I, Brian Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 11, 2006.

(signed) "*Brian Jamieson*"
Brian Jamieson
Chief Financial Officer